le petit paris 75

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	211,188.58
Total Income	**$211,188.58**
Cost of Goods Sold	
Cost of goods sold	31,179.07
Total Cost of Goods Sold	**$31,179.07**
GROSS PROFIT	**$180,009.51**
Expenses	
Advertising & marketing	5,784.92
Auto Expense	
Gas & fuel	1,409.49
Parking & tolls	1,514.00
Vehicle leases	824.13
Total Auto Expense	**3,747.62**
Bank fees & service charges	126.90
Business licences	1,745.00
Business Supplies	6,196.91
Continuing education	650.00
Contract labor	8,808.32
Contributions to charities	180.07
Dues & subscriptions	1,218.73
Employee benefits	
Employee retirement plans	5,000.00
Worker's compensation insurance	774.74
Total Employee benefits	**5,774.74**
Insurance	2,110.79
Meals & Entertainment	
Meals	3,799.68
Meals with clients	11,494.00
Total Meals & Entertainment	**15,293.68**
Office expenses	
Office supplies	5,292.47
Software & apps	1,305.00
Total Office expenses	**6,597.47**
Payroll expenses	38,538.38
Payroll taxes	8,977.63
Sales tax	11,664.74
Supplies & materials	3,002.79
Travel	1,239.18
Uniforms	664.96

le petit paris 75

Profit and Loss

January - December 2022

	TOTAL
Utilities	
Internet & TV services	1,261.50
PG&E	7,774.01
Water & sewer	1,151.29
Total Utilities	**10,186.80**
Total Expenses	**$132,509.63**
NET OPERATING INCOME	**$47,499.88**
NET INCOME	**$47,499.88**

le petit paris 75

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (0261) - 1	187,348.66
Cash	5.11
CHASE BUS TOTAL SAV (2717) - 1	200.20
Total Bank Accounts	**$187,553.97**
Other Current Assets	
Inventory Asset	23,660.04
Uncategorized Asset	2,904.68
Total Other Current Assets	**$26,564.72**
Total Current Assets	**$214,118.69**
Fixed Assets	
Long-term office equipment	
Computers & tablets	723.00
Copiers	36.70
Total Long-term office equipment	**759.70**
Tools, machinery, and equipment	2,056.12
Vehicles	11,791.20
Total Fixed Assets	**$14,607.02**
TOTAL ASSETS	**$228,725.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CREDIT CARD (3923) - 1	-139,012.98
K. HALLICHE (7278) - 1	31,527.05
Total Credit Cards	**$ -107,485.93**
Other Current Liabilities	
Short-term business loans	-2,938.39
Total Other Current Liabilities	**$ -2,938.39**
Total Current Liabilities	**$ -110,424.32**
Long-Term Liabilities	
Long-term business loans	416,783.96
Total Long-Term Liabilities	**$416,783.96**
Total Liabilities	**$306,359.64**

le petit paris 75

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
Opening balance equity	5,109.48
Owner draws	-97,688.43
Personal expenses	-197.20
Owner retirement plans	-5,000.00
State taxes	-13,103.00
Total Personal expenses	**-18,300.20**
Retained Earnings	-14,254.66
Net Income	47,499.88
Total Equity	**$ -77,633.93**
TOTAL LIABILITIES AND EQUITY	**$228,725.71**

le petit paris 75

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	47,499.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-13,055.56
Uncategorized Asset	-3,019.98
CREDIT CARD (3923) - 1	-64,603.89
K. HALLICHE (7278) - 1	28,088.88
Short-term business loans	-12,500.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-65,090.59**
Net cash provided by operating activities	**$ -17,590.71**
INVESTING ACTIVITIES	
Vehicles	-5,897.28
Net cash provided by investing activities	**$ -5,897.28**
FINANCING ACTIVITIES	
Long-term business loans	102,100.00
Owner draws	-94,728.00
Personal expenses:Owner retirement plans	-5,000.00
Personal expenses:State taxes	-3,404.00
Net cash provided by financing activities	**$ -1,032.00**
NET CASH INCREASE FOR PERIOD	**$ -24,519.99**
Cash at beginning of period	212,073.96
CASH AT END OF PERIOD	**$187,553.97**